                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 25)*

                              Michaels Stores, Inc.
- -------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $0.10 per share
- -------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   594087-10-8
- -------------------------------------------------------------------------------
                                  (CUSIP NUMBER)

                             Charles D. Maguire, Jr.
                           901 Main Street, Suite 6000
                              Dallas, Texas  75202
                                 (214) 953-6000
- -------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                September 5, 1995
- -------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Page 1 of 11 Pages



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CUSIP NO. 594087-10-8                   13D                 Page 2 of 11 Pages

- ------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sam Wyly   ###-##-####
- ------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

- ------------------------------------------------------------------------------
 3  SEC USE ONLY

- ------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- ------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(a)                                                           / /

- ------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- ------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       1,634,905
   OWNED BY   ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON          300,000
     WITH     ----------------------------------------------------------------

                9   SOLE DISPOSITIVE POWER

                    2,469,069
              ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    300,000
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,784,905
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.5%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                   13D                 Page 3 of 11 Pages

- ------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles J. Wyly, Jr.   ###-##-####
- ------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

- ------------------------------------------------------------------------------
 3  SEC USE ONLY

- ------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- ------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(a)                                                           / /

- ------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
- ------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       1,597,607
   OWNED BY   ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON          300,000
     WITH     ----------------------------------------------------------------

                9   SOLE DISPOSITIVE POWER

                    2,022,233
              ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    300,000
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,322,607
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.6%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                   13D                 Page 4 of 11 Pages

- ------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited) 75-231-9145
- ------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

- ------------------------------------------------------------------------------
 3  SEC USE ONLY

- ------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    N/A
- ------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(a)                                                           / /

- ------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
- ------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       300,000
   OWNED BY   ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON          0
     WITH     ----------------------------------------------------------------

                9   SOLE DISPOSITIVE POWER

                    300,000
              ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    300,000
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.4%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                   13D                 Page 5 of 11 Pages

- ------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Wyly Group
- ------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /
- ------------------------------------------------------------------------------
 3  SEC USE ONLY

- ------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

    WC
- ------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(a)                                                           / /

- ------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

    Texas
- ------------------------------------------------------------------------------
   NUMBER OF    7   SOLE VOTING POWER
    SHARES
 BENEFICIALLY       3,532,512
   OWNED BY   ----------------------------------------------------------------
     EACH       8   SHARED VOTING POWER
   REPORTING
    PERSON          0
     WITH     ----------------------------------------------------------------

                9   SOLE DISPOSITIVE POWER

                    4,791,302
              ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,807,512
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    21.1%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN, PN
- ------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 594087-10-8                 13D                  Page 6 of 11 Pages

ITEM 1.  SECURITY AND ISSUER.  Not amended.


ITEM 2.  IDENTITY AND BACKGROUND.  Not amended.


ITEM 3. SOURCE AND AMOUNT OF FUNDS. Item 3 is hereby amended and restated in its entirety to read as follows:

         On September 5, 7, and 8 of 1995, Tallulah, Ltd., a Texas limited partnership ("Tallulah") for which Sam Wyly is general partner, purchased in open market transactions 50,000, 100,000 and 50,000 shares of Common Stock, respectively, for a consideration of $837,500, $1,711,000 and $871,850, respectively. Tallulah funded the purchase price for these shares out of its working capital.

         On each of September 5 and 6 of 1995, Brush Creek, Ltd., a Texas limited partnership ("Brush Creek") for which Charles J. Wyly, Jr. is general partner, purchased in open market transactions 50,000 shares of Common Stock (being 100,000 shares in the aggregate) for a consideration of $837,500 and $842,050, respectively. Brush Creek funded the purchase price for these shares out of its working capital.

ITEM 4.  PURPOSE OF TRANSACTION.  Not amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. Item 5 is hereby amended and restated in its entirety to read as follows:

         On September 5, 7, and 8 of 1995, Tallulah purchased in open market transactions 50,000, 100,000 and 50,000 shares of Common Stock. As a result, Sam Wyly is deemed to beneficially own an additional 200,000 shares of Common Stock.

         On August 1, 1995, options granted to Sam Wyly on April 18, 1994 and August 1, 1994, respectively, each became exercisable with respect to 50,000 shares of Common Stock (for a total of 100,000 shares). As a result, Sam Wyly is deemed to beneficially own an additional 100,000 shares of Common Stock.

         On each of September 5 and 6 of 1995, Brush Creek purchased in open market transactions 50,000 shares of Common Stock (being 100,000 shares in the aggregate). As a result, Charles J. Wyly, Jr. is deemed to beneficially own an additional 100,000 shares of Common Stock.

CUSIP NO. 594087-10-8                 13D                  Page 7 of 11 Pages

         On August 1, 1995, options granted to Charles J. Wyly, Jr. on April 15, 1994 and August 1, 1994, respectively, each became exercisable with respect to 25,000 shares of Common Stock (for a total of 50,000 shares). As a result, Charles J. Wyly, Jr. is deemed to beneficially own an additional 50,000 shares of Common Stock.

         Mr. Sam Wyly beneficially owns 2,784,905 shares, or 12.5%, of the outstanding Common Stock. Sam Wyly beneficially owns 250,000 of such shares by virtue of his ownership of options; beneficially owns 1,674,536 of such shares as general partner of Tallulah (through direct ownership by Tallulah of 1,074,536 shares and beneficial ownership by Tallulah of an additional 600,000 shares as a result of Tallulah's ownership of options); beneficially owns 300,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd.; beneficially owns 7,918 of such shares as the guardian of a minor child; beneficially owns 15,836 of such shares by virtue of his holding a power of attorney to vote the shares of two adult children; and beneficially owns an aggregate of 536,615 of such shares as trustee of the trusts listed below:

                                                            Number of
                                                              Shares
                                                           Beneficially
                   Name of Trust                              Owned
- ----------------------------------------------------       ------------
1.       The Christiana Parker Wyly Trust                     82,393
2.       The Andrew David Sparrow Wyly Trust                  82,393
3.       The Laurie L. Wyly Revocable Trust                  123,943
4.       The Lisa Wyly Revocable Trust                       123,943
5.       The Kelly Wyly Elliot Trust                         123,943
=======================================================================

         Sam Wyly possesses sole voting power with respect to 1,634,905 shares of Common Stock and sole dispositive power with respect to 2,469,069 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

         Charles J. Wyly, Jr. beneficially owns 2,322,607 shares, or 10.6%, of the outstanding Common Stock. Charles J. Wyly, Jr. beneficially owns 425,000 of such shares by virtue of his ownership of options; beneficially owns 855,000 of such shares as general partner of Brush Creek; beneficially owns 374 of such shares by virtue of his holding a power of attorney to vote the shares of four adult children; beneficially owns 300,000 of such shares as general partner of Maverick Entrepreneurs Fund, Ltd. and beneficially owns an aggregate of 742,233 of such shares as trustee of the trusts listed below:

CUSIP NO. 594087-10-8                 13D                  Page 8 of 11 Pages


                                                            Number of
                                                              Shares
                                                           Beneficially
                   Name of Trust                              Owned
- ----------------------------------------------------       ------------
1.       The Charles Joseph Wyly III Trust                   190,913
2.       The Martha Caroline Wyly Trust                      170,000
3.       The Emily Ann Wyly Trust                            190,813
4.       The Jennifer Lynn Wyly Trust                        190,507
=======================================================================

         Charles J. Wyly, Jr. possesses sole voting power with respect to 1,597,607 shares of Common Stock, sole dispositive power with respect to 2,022,233 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

         Maverick Entrepreneurs Fund, Ltd. beneficially owns 300,000 shares, or 1.4%, of the outstanding Common Stock. Maverick Entrepreneurs Fund, Ltd. owns all of such shares directly.

         The Reporting Persons as a group beneficially own 4,807,512 shares, or 21.1%, of the outstanding Common Stock. The Reporting Persons as a group possess sole voting power with respect to 4,791,302 shares of Common Stock, sole dispositive power with respect to 3,516,302 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.

         Except as set forth in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Not amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1        -   Agreement pursuant to Rule 13d-1(f)(1)(iii). (1)
         Exhibit 2.1      -   Form of Loan Agreement, dated as of February
                              23, 1995, between Lehman Brothers Finance, S.A.,
                              and Those Persons Specified in Schedule A
                              thereto. (2)
         Exhibit 2.2      -   Form of Loan Agreement, dated as of February
                              23, 1995, between Lehman Brothers Finance, S.A.,
                              and Those Persons Specified in Schedule A
                              thereto. (2)
         Exhibit 3.1      -   Option Transaction Confirmation, dated as of
                              February 23, 1995, by Lehman Brothers Finance,
                              S.A. to the Counterparties set forth on Exhibit A thereto. (2)

CUSIP NO. 594087-10-8                 13D                  Page 9 of 11 Pages

         Exhibit 3.2      -   Option Transaction Confirmation, dated as of
                              February 23, 1995, by Lehman Brothers Finance,
                              S.A. to the Counterparties set forth on Exhibit A
                              thereto. (2)
         Exhibit 3.3      -   Option Transaction Confirmation, dated as of
                              February 23, 1995, by Lehman Brothers Finance,
                              S.A. to the Counterparties set forth on Exhibit A
                              thereto. (2)
         Exhibit 3.4      -   Option Transaction Confirmation, dated as of
                              February 23, 1995, by Lehman Brothers Finance,
                              S.A. to the Counterparties set forth on Exhibit A
                              thereto. (2)
         Exhibit 4.1      -   Pledge Agreement, dated as of February 23, 1995,
                              between Lehman Brothers Finance, S.A., and the
                              Counterparties set forth on Exhibit A thereto. (2)
         Exhibit 4.2      -   Pledge Agreement, dated as of February 23, 1995,
                              between Lehman Brothers Finance, S.A., and the
                              Counterparties set forth on Exhibit A thereto. (2)
         Exhibit 5.1      -   Guarantee Agreement. (2)

                              (1) Filed herewith.

                              (2) Previously filed as an exhibit to Amendment
                                  23 of this Schedule 13D.

CUSIP NO. 594087-10-8                  13D                Page 10 of 11 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 1995                   /s/ Sam Wyly
                                           -----------------------------------
                                           Sam Wyly



                                           /s/ Charles J. Wyly, Jr.
                                           -----------------------------------
                                           Charles J. Wyly, Jr.


                                           MAVERICK ENTREPRENEURS FUND, LTD.
                                           (formerly First Dallas Limited)


                                           By: /s/ Sam Wyly
                                           -----------------------------------
                                                   Sam Wyly,
                                                   General Partner



                                           By: /s/ Charles J. Wyly, Jr.
                                           -----------------------------------
                                                   Charles J. Wyly, Jr.,
                                                   General Partner

CUSIP NO. 594087-10-8                  13D                Page 11 of 11 Pages


                                    EXHIBIT 1


         Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.

Date: September 26, 1995                   /s/ Sam Wyly
                                           -----------------------------------
                                           Sam Wyly



                                           /s/ Charles J. Wyly, Jr.
                                           -----------------------------------
                                           Charles J. Wyly, Jr.


                                           MAVERICK ENTREPRENEURS FUND, LTD.
                                           (formerly First Dallas Limited)



                                           By: /s/ Sam Wyly
                                           -----------------------------------
                                                   Sam Wyly,
                                                   General Partner



                                           By: /s/ Charles J. Wyly, Jr.
                                           -----------------------------------
                                                   Charles J. Wyly, Jr.,
                                                   General Partner